# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value US$0.0001 per share
Address of issuer's principal executive offices: 2942 North 24th Street Suite 115, #42035, Phoenix, Arizona (AZ), 85016
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-008341
Filed by CIK 0001947975

## Reporting persons
- ATW Growth Opportunities SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,739,130; sole dispositive power 0; shared dispositive power 1,739,130; aggregate amount beneficially owned 1,739,130 (3.3% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,739,130; sole dispositive power 0; shared dispositive power 1,739,130; aggregate amount beneficially owned 1,739,130 (3.3% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,739,130; sole dispositive power 0; shared dispositive power 1,739,130; aggregate amount beneficially owned 1,739,130 (3.3% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,739,130; sole dispositive power 0; shared dispositive power 1,739,130; aggregate amount beneficially owned 1,739,128 (3.3% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices:
2942 North 24th Street Suite 115, #42035
Phoenix, Arizona 85016

## Item 2. Person Filing
Name of person filing:
ATW Growth Opportunities SPV, LLC*
ATW Partners Opportunities Management, LLC*
Kerry Propper*
Antonio Ruiz-Gimenez*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, Suite 4810
New York, New York 10119
Citizenship:
ATW Growth Opportunities SPV, LLC - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Kerry Propper - United States
Antonio Ruiz-Gimenez - Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Growth Opportunities SPV, LLC - 1,739,130*
ATW Partners Opportunities Management, LLC - 1,739,130*
Kerry Propper - 1,739,130*
Antonio Ruiz-Gimenez - 1,739,130*

*The Common Stock (the "Shares") of Fold Holdings, Inc. (the "Issuer") reported herein represents the approximate number of Shares which ATW Growth Opportunities SPV, LLC (the "Fund") can acquire within sixty (60) days through the conversion and/or exercise of certain warrants as of March 31, 2026. ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Fund. Kerry Propper and Antonio Ruiz-Gimenez are the control persons of the Adviser (Mr. Propper and Mr. Ruiz-Gimenez together with the Fund and the Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Fund.

The percent of class reported herein is based upon a statement in the Issuer's Prospectus filed on April 8, 2026 that there were 50,218,521 Shares outstanding as of March 24, 2026 plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion and/or exercise of certain warrants in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
ATW Growth Opportunities SPV, LLC - 3.3%*
ATW Partners Opportunities Management, LLC - 3.3%*
Kerry Propper - 3.3%*
Antonio Ruiz-Gimenez - 3.3%*
Sole power to vote or to direct the vote:
ATW Growth Opportunities SPV, LLC- 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to vote or to direct the vote:
ATW Growth Opportunities SPV, LLC - 1,739,130*
ATW Partners Opportunities Management, LLC - 1,739,130*
Kerry Propper - 1,739,130*
Antonio Ruiz-Gimenez - 1,739,130*
Sole power to dispose or to direct the disposition:
ATW Growth Opportunities SPV, LLC- 0
ATW Partners Opportunities Management, LLC - 0
Kerry Propper - 0
Antonio Ruiz-Gimenez - 0
Shared power to dispose or to direct the disposition:
ATW Growth Opportunities SPV, LLC - 1,739,130*
ATW Partners Opportunities Management, LLC - 1,739,130*
Kerry Propper - 1,739,130*
Antonio Ruiz-Gimenez - 1,739,130*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Growth Opportunities SPV, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (05/15/2026)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (05/15/2026)
- Kerry Propper: /s/ Kerry Propper, Individually (05/15/2026)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (05/15/2026)